UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January, 2011

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ or Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Explanatory Note

On January 20, 2011, Delhaize Group issued a press release announcing its fourth quarter and full year 2010 revenues, a copy of which is provided below.

Delhaize Group uses certain non-GAAP measures in its financial communication. Delhaize Group does not consider these measures as alternative measures to financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group may differ from similarly titled measures used by other companies. Delhaize Group believes that these measures are important indicators of its business and are widely used by investors, analysts and other interested parties. In the press release provided below, the non-GAAP measures are reconciled to financial measures prepared in accordance with IFRS.

This Form 6-K report is hereby incorporated by reference into the prospectus contained in Delhaize Group’s Registration Statement on Form F-4 (Registration Statement No. 333-171613) and shall be part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Preliminary Revenue Report 2010 Regulated Information January 20, 2011 – 8:45 p.m. CET

DELHAIZE GROUP ACCELERATES REVENUE GROWTH IN THE FOURTH

QUARTER OF 2010 AND CONFIRMS FULL YEAR EARNINGS GUIDANCE

» Fourth Quarter 2010 Revenues

•	Revenue growth of 7.6% at actual exchange rates (1.5% at identical exchange rates)

•	Improvement of U.S. comparable store sales evolution

•	Continued solid comparable store sales growth in Belgium

» Full Year 2010 Revenues

•	Revenue growth of 4.6% at actual exchange rates (1.0% at identical exchange rates)

•	Strong comparable store sales growth at Hannaford and Delhaize Belgium; improving trend towards year-end at Food Lion

» Other Highlights

•	Confirmation of 2010 operating profit growth guidance

•	Accelerated investment program of approximately EUR 900 million in 2011, including 120 to 130 store openings and approximately 120 store remodels

» CEO Comments

Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group: “During the fourth quarter of 2010, our revenue growth improved as a result of the continued implementation of our New Game Plan. As a result of our solid fourth quarter revenues and continued cost management, we confirm our 2010 earnings guidance.”

“During the fourth quarter, we have seen a continuation of the encouraging trends of the third quarter at Food Lion. Hannaford again had an excellent quarter. Delhaize Belgium posted excellent sales in the fourth quarter and as a result continued to grow market share and realized the highest annual comparable store sales growth in the last seven years despite the lack of inflation. Alfa Beta again grew revenues in the fourth quarter and increased market share in a very difficult economic environment in Greece. Revenues in the Rest of the World increased by more than 20% in each quarter of this year.”

“2011 will be the second year for our New Game Plan and our brands will continue to benefit from the many sales building initiatives such as price investments, private brand innovation and assortment optimization. Funding for these initiatives will come from the EUR 500 million annual gross cost savings that we target to achieve by the end of 2012. We are confident that the many initiatives included in our New Game Plan will allow us to achieve faster growth in the coming years.”

Delhaize Group – Preliminary Revenue Report 2010 – January 20, 2011	1 of 6

» Fourth Quarter 2010 Revenues

In the fourth quarter of 2010, revenues of Delhaize Group increased by 1.5% at identical exchange rates and by 7.6% at actual exchange rates.

Organic revenue growth was 1.4% supported by solid comparable store sales growth of 3.8% in Belgium, another excellent quarter at Hannaford and sustained revenue growth in Greece of 5.5% while the Rest of the World segment recorded another solid quarterly revenue growth of 23.6% at identical exchange rates. The U.S. comparable store sales trend improved from -1.8% in the third quarter to -0.8% in the last quarter of 2010 due to an encouraging trend at Food Lion since the third quarter while Hannaford continued its best-in-class performance.

» Full Year 2010 Revenues

In 2010, Delhaize Group achieved revenues of EUR 20.8 billion. This represents an increase of 1.0% at identical exchange rates or 4.6% at actual exchange rates due to the strengthening of the U.S. dollar by 5.2% against the euro compared to 2009. Organic revenue growth was 0.9%.

In 2010, revenue growth was the result of:

•	Solid revenue growth of 4.0% at Delhaize Belgium supported by comparable store sales growth of 3.2%;

•	Continued strong performance of Alfa Beta in Greece, that generated revenue growth of 6.3% in 2010 in a very difficult economic environment;

•	Solid revenue growth of 20.5% at identical exchange rates in Romania and Indonesia;

•	Partially offset by a 1.0% decrease of U.S. revenues at identical exchange rates as a result of a comparable store sales evolution of -2.0%.

Delhaize Group ended 2010 with a sales network of 2 800 stores. This represents an increase of 68 stores compared to 2009, including the addition of 16 Bottom Dollar Food stores in the U.S. and 21 new stores in Romania including 10 Red Market stores.

» Segment Reporting Revenues (Unaudited)

Revenues
(in millions)		Q4 2010	Q4 2009	2010/2009	Full Year 2010	Full Year 2009	2010/2009
United States(1)	USD	4 720	4 716	0.1%	18 807	18 994	-1.0%
United States	EUR	3 470	3 170	9.5%	14 187	13 618	4.2%
Belgium	EUR	1 260	1 231	2.3%	4 800	4 616	4.0%
Greece	EUR	431	408	5.5%	1 563	1 471	6.3%
Rest of the World(2)	EUR	82	64	29.0%	300	233	28.9%
TOTAL	EUR	5 243	4 873	7.6%	20 850	19 938	4.6%

(1)	The average exchange rate of the U.S. dollar against the euro increased by 8.8% in the fourth quarter of 2010 (1 EUR = 1.3583 USD) compared to the fourth quarter of 2009. The average exchange rate of the U.S. dollar against the euro increased by 5.2% in 2010 (1 EUR = 1.3257 USD) compared to 2009.
(2)	Mega Image (Romania) and 51% of Lion Super Indo (Indonesia).

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United States

In 2010, U.S. operations generated revenues of USD 18.8 billion (EUR 14.2 billion), a decrease of 1.0% over 2009 in local currency. Comparable store sales decreased by 2.0%.

As in 2009, consumer spending remained prudent in 2010 and the competitive environment was promotional, more specifically in the second quarter. In 2010, our U.S. operating companies, in particular Food Lion, made important price investments as part of the New Game Plan. In the second half of the year, our U.S. operations managed to improve underlying volume trends as a result of the price investments made earlier in the year and targeted promotional offers at Food Lion.

In the fourth quarter of 2010, the revenue contribution of Delhaize U.S. was stable compared to 2009 in local currency at USD 4.7 billion (EUR 3.5 billion). Comparable store sales evolution was -0.8%, an improvement compared to -1.8% in the third quarter. This was the result of the continuation of the improving trends of the third quarter in the Southeast of the U.S. and the return of inflation. Our Hannaford operations had another outstanding quarter. Our U.S. retail inflation stayed largely below national inflation as a result of our continued commitment to price investments, one of the main pillars of our New Game Plan. Competitive activity was intense but remained relatively stable compared to the previous quarter.

Delhaize Group ended 2010 with 1 627 supermarkets in the U.S., as a result of the opening of 40 stores (16 of which were Bottom Dollar Food stores) and the closing of 20 stores, which resulted in a net addition of 20 stores to our U.S. network. Additionally, in 2010, Delhaize Group remodeled or expanded 72 supermarkets in the U.S., including 31 stores in the markets of Richmond, Virginia and Greenville, North Carolina.

In 2011, Food Lion plans to remodel three markets, one of these being Roanoke, Virginia.

Belgium

Delhaize Belgium posted revenues of EUR 4.8 billion in 2010, an increase of 4.0% compared to 2009. Comparable store sales growth was 3.2%. This is the highest annual comparable store sales growth in the last 7 years and is entirely due to volume growth. Delhaize Belgium continued to benefit from consecutive waves of price investments started three years ago, supported by strong communication and targeted promotional activities. Delhaize Belgium ended the year 2010 with a 26.3% market share (source: AC Nielsen), an increase of 61 basis points compared to 2009, which had already shown a strong increase in market share.

In the fourth quarter of 2010, Delhaize Belgium revenues amounted to EUR 1.3 billion, an increase of 2.3% over 2009 despite a negative calendar impact of 1.8%. Comparable store sales grew by 3.8% and the market share gains that started at the beginning of 2009 continued. Holiday sales were strong in spite of adverse weather conditions thanks to excellent planning and execution of retail and logistics operations.

In 2010, the sales network of Delhaize Belgium was extended by 13 stores, including the addition of one company-operated supermarket and 3 Red Market stores in Belgium, and resulted in 805 stores at the year-end.

Greece

In 2010, the performance of Alfa Beta in Greece stayed strong despite a difficult economic environment in Greece. Revenues increased by 6.3%, reaching EUR 1.6 billion. During the fourth quarter of 2010, revenues amounted to EUR 431 million, 5.5% higher than in the fourth quarter of 2009.

To respond to the needs of the increasingly pressured Greek customer, Alfa Beta again invested in prices in the fourth quarter, which led to market share increases. Alfa Beta’s revenue performance is particularly encouraging since the overall Greek food retail market has been under strong pressure for several months now.

In 2010, Delhaize Group increased the number of stores in Greece by 7 and operated 223 stores at year-end.

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Rest of the World (Romania and Indonesia)

In 2010, the revenues of the Rest of the World segment (Romania and Indonesia) amounted to EUR 300 million, an increase of 20.5% versus the prior year at identical exchange rates. During the fourth quarter, revenues increased by 23.6% at identical exchange rates supported by the expansion of the store network, especially in Romania.

The Rest of the World sales network of Delhaize Group included 145 supermarkets at year-end (72 in Romania and 73 in Indonesia), 28 more than 2009 thanks to the addition of 21 stores in Romania (among which 10 Red Market stores) and 7 stores in Indonesia.

» 2010 Outlook

Delhaize Group confirms its full-year guidance as issued on August 13, 2010 of operating profit growth of between -2% and +2% at identical exchange rates (excluding the U.S. restructuring, store closing and impairment charges of EUR 44 million in 2009).

» 2011 Outlook

In 2011, Delhaize Group plans to open 120 to 130 new stores, remodel approximately 120 stores and close 20 stores. This will result in a net addition of 100 to 110 stores, compared to a net addition of 68 stores in 2010. We will continue to step-up the expansion of our Bottom Dollar Food format in the U.S. and of our Greek, Romanian and Indonesian operations. As a result of the increase in store openings supporting our New Game Plan, mostly in our newer markets (Greece, Romania and Indonesia) and newer formats (Bottom Dollar Food in the U.S. and Red Market in Europe), capital expenditures will amount to approximately EUR 900 million (excluding leases) at identical exchange rates.

As from 2011 onwards, Delhaize Group will no longer provide operating profit growth guidance. Instead, Delhaize Group intends to report on its progress on key long-term strategic initiatives via quantitative and qualitative measures.

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» Identical Exchange Rates and Organic Revenue Growth Reconciliation (unaudited)

Q4 2010	Q4 2009	% Change	(in millions of EUR)	YTD 2010	YTD 2009	% Change
5 243	4 873	7.6%	Revenues	20 850	19 938	4.6%
(299)			Effect of exchange rates	(723)
4 944	4 873	1.5%	Revenues at identical exchange rates	20 127	19 938	1.0%
–	–		Divestitures	–	–
(2)	–		Acquisitions	(19)	–
4 942	4 873	1.4%	Organic sales growth	20 108	19 938	0.9%

» Number of Stores

	End of 2009	End of Q3 2010	Change 2010	End of 2010
United States	1 607	1 605	+20	1 627
Belgium	792	800	+13	805
Greece	216	221	+7	223
Romania	51	64	+21	72
Indonesia	66	70	+7	73
Total	2 732	2 760	+68	2 800

» Basis of Preparation

The information contained in this press release includes unaudited financial information that has been prepared using accounting policies in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union, or EU.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in six countries on three continents. At the end of 2010, Delhaize Group’s sales network consisted of 2 800 stores. In 2010, Delhaize Group posted EUR 20.8 billion (USD 27.6 billion) in revenues. In 2009, Delhaize Group posted EUR 514 million (USD 717 million) in net profit (Group share). At the end of 2009, Delhaize Group employed approximately 138 000 people. Delhaize Group’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Financial Calendar

• Press release – 2010 fourth quarter and full year results	March 10, 2011
• Press release – 2011 first quarter results	May 4, 2011
• Press release – 2011 second quarter results	August 5, 2011
• Press release – 2011 third quarter results	November 10, 2011

» Contacts

Guy Elewaut: + 32 2 412 29 48	Amy Shue (U.S. investors): +1 704 633 8250 (ext. 2529)
Geert Verellen: + 32 2 412 83 62	Steven Vandenbroeke (media): + 32 2 412 86 69
Aurélie Bultynck: +32 2 412 83 61

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DEFINITIONS

•	Capital expenditures: purchases of property, plant and equipment, and intangible assets, excluding assets under finance lease

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

•	Organic revenue growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates

•

Revenues: sale of goods to retail and wholesale customers and point of sale services to retail customers, net of sales taxes and value added taxes, and of discounts, allowances and incentives granted to those customers

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: January 24, 2011	By:	/S/ G. LINN EVANS
G. Linn Evans Vice President